FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______        No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

c:\documents and settings\hanja\local settings\temporary internet files\content.outlook\r99m5qc4\orckit form 6k - april 19 2010 (agm announcement-clean).rtf

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: Orckit Announces 2010 Annual General Meeting, dated April 18, 2010.

Exhibit 99.2	Notice of 2010 Annual General Meeting of Shareholders and Proxy Statement, dated April 18, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        ORCKIT COMMUNICATIONS LTD.

Date: April 19, 2010                                                      By:/s/ Adam M. Klein
Adam M. Klein for Izhak Tamir,
President, pursuant to authorization

                                                                                                                   EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1 99.2	Press release: Orckit Announces 2010 Annual General Meeting, dated April 18, 2010. Notice of 2010 Annual General Meeting of Shareholders and Proxy Statement, dated April 18, 2010.